Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

DEALING DISCLOSURE

Singapore, September 19, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today made the following announcement.

1.	Introduction

The Board of Directors (“Board”) of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (the “Company”) refers to the holding announcement filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on August 29, 2022 in relation to the non-binding indicative proposal by Taylor Maritime Investment Limited (LSE: TMI.L) (“TMI”) to acquire the entire issued and to be issued share capital of the Company (“Shares) not already owned by TMI, or a subsidiary or affiliate thereof, for an aggregate cash consideration of US$26.00 per share, by means of a tender offer, at a cash purchase price of US$21.00 per share to be paid in conjunction with a special cash dividend from the Company of US$5.00 per share to the shareholders of the Company.

2.	Dealings by Mark Koen

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers and based on information received by the Company on 17 September 2022 from Mark Koen, an associate of the Company, the Company wishes to announce the following dealing in shares by Mark Koen on 16 September 2022 (the “Dealing”):

Date of Dealing	Nature of Dealing	Number of Shares	Dealing Price (US$)	Consideration Received (US$)
16 September 2022	Sale	10,000	23.3943 per Share	233,943

Based on the above information received by the Company, after the Dealing reported above, Mark Koen holds 13,695 Shares representing approximately 0.07 per cent. of the total Shares in issue1.

3.	Responsibility Statement

The directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed herein are fair and accurate and that no material facts have been omitted from this announcement, the omission of which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced herein.

[1]	The percentage shareholding is computed based on a total of 18,996,493 Shares (excluding treasury shares) as at 19 September 2022 and rounded to the nearest two (2) decimal places.

BY ORDER OF THE BOARD

GRINDROD SHIPPING HOLDINGS LTD.

The proposed tender offer by TMI and/or a subsidiary or affiliate thereof referred to in this communication has not been agreed to by TMI or the Company and, as such, has not commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any tender offer materials that TMI and/or a subsidiary or affiliate thereof will file, and the solicitation/recommendation statement on Schedule 14D-9 that the Company will file, with the SEC, in the event that a definitive agreement providing for a tender offer is entered into between TMI and the Company. Any solicitation and offer to buy shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. In the event that a definitive agreement providing for a tender offer is entered into between TMI and the Company and a tender offer is commenced, TMI and/or a subsidiary or affiliate thereof will file with the SEC a tender offer statement on Schedule TO and other necessary filings and in connection therewith the Company will file a solicitation/recommendation statement on Schedule 14D-9 and other necessary filings with the SEC with respect to the tender offer. ANY SUCH TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND ANY SUCH SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. In the event that a definitive agreement providing for a tender offer is entered into between TMI and the Company and a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investorrelations.